SUB-ITEM 77 M: MERGERS

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14, SEC File No. 333-122486, was filed on February 2, 2005 and amended on February 3, 2005 and February 23, 2005. This filing relates to an Agreement and Plan of Reorganization whereby Federated Municipal Securities Fund, Inc. (Surviving Fund), acquired all of the assets of North Track Tax Exempt Fund (Acquired Fund), a portfolio of North Track Funds, Inc., in exchange for shares of the Surviving Fund. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired Fund in complete liquidation and termination of the Acquired Fund. As a result, effective April 29, 2005, each shareholder of the Acquired Fund became the owner of Surviving Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving
Fund was approved by the Board of Directors at their Regular
Meeting held on August 20, 2004 and was also approved by Acquired Fund shareholders at a Special Meeting held on April 28,
2005.

The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive
Prospectus/Proxy Statement filed with the SEC on March 8, 2005.